UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

Unit 29D, Huadu Mansion, 838 Zhangyang Road,

Shanghai, 200122

The People’s Republic of China

(+86-21) 5075-2918

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT INDEX

Number	Description of Document

Exhibit 99.1	Press release
Exhibit 99.2	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

	By:	/s/ Xiang Xu
	Name:	Xiang Xu
	Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: August 3, 2023

3